PORT OF CALL ONLINE INC.
40 Warren Street, Floor 3
Charlestown, MA 02129

July 17, 2013

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street,  Washington, D.C. 20549

Attn: Celeste M. Murphy

Re:	Port of Call Online Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-188575

We are in receipt of your comment letter of July 11, 2013 and have filed an amendment to the S-1.

Please find below responses to your comments in the same order they were presented in your letter.

General

1.  The Company has made the requested changes

Yours truly,

/s/ Joseph C. Shea, III

Joseph C. Shea, III
CEO